

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 20, 2017

Via E-mail
McCord Christensen
Chief Executive Officer
PetIQ, Inc.
500 E. Shore Drive, Suite 120
Eagle, Idaho 83616

> **Re:** **PetIQ, Inc.**
> **Amendment No. 5 to**
> **Draft Registration Statement on Form S-1**
> **Submitted June 15, 2017**
> **CIK No. 0001668673**

Dear Mr. Christensen:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

1. We note the disclosure you added regarding the Bayer Healthcare LLC patent infringement lawsuit. If you believe that this is a known demand, commitment, event or uncertainty that will have, or is reasonably likely to have, a material unfavorable impact on your net sales or income or result in your liquidity decreasing in any material way, please describe. See Item 303(a) of Regulation S-K.

Financial Statements

PetIQ, LLC and Subsidiaries

Note 1. Principal Business Activity and Significant Accounting Policies
Property, Plant and Equipment, pages F-11 and F-24

2. We note your revised disclosures that depreciation and amortization is recorded in cost of sales or general and administrative expenses depending on the use of the asset. To enhance an investor's understanding, please revise to disclose the amount of depreciation and amortization expense included in cost of sales and general and administrative expenses for each of the periods presented.

You may contact Myra Moosariparambil at (202) 551-3796 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Mining

cc: James Junewicz, Esq.
        Winston & Strawn LLP